Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

Copenhagen, Denmark; April 1, 2020 – In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions in Genmab A/S (Nasdaq: GMAB) made by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Deirdre P. Connelly
2.	Reason for the notification
a)	Position/status	Chairman of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	1,121
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2020-04-01
f)	Place of the transaction	Outside a market place

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/5
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rolf Hoffmann
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	1,121
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2020-04-01
f)	Place of the transaction	Outside a market place

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/5
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	34
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2020-04-01
f)	Place of the transaction	Outside a market place

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/5
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Klimovsky
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Development Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	1,397
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2020-04-01
f)	Place of the transaction	Outside a market place

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform,

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 4/5
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

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Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 16
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 5/5
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122